Mail Stop 6010

      November 3, 2005

John C. Ferrara
President and Chief Financial Officer
Lynch Corporation
140 Greenwich Avenue, 4th Floor
Greenwich, CT 06830

      Re:	Lynch Corporation
	Amendment No. 5 to Registration Statement on Form S-2
      Filed October 26, 2005
	File No. 333-126335

Dear Mr. Ferrara:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-2

Prospectus Cover
1. With a view toward clarified disclosure, please confirm to us that you intend to issue rights to each holder of a share between November
9 and November 11, 2005 regardless of the number of individuals who hold and transfer the shares on those dates. Show us how you have calculated the number of rights to register given the uncertain number of potential holders.


Prospectus Summary, page 1

Basic Subscription Privilege, page 2
2. Please revise this paragraph to comply with our comment above and to reflect the fact that shareholders as of November 10 and November
11, 2005 are also entitled to receive rights.

Correspondence Dated October 26, 2005
3. The representations to be included in your acceleration request should be in the same form as those included in our letter dated
July
28, 2005. Please submit a revised acceleration request in accordance with this comment.

*     *     *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may Adelaja Heyliger at (202) 551-3636 or me at (202)
551-
3800 with any other questions.

      Sincerely,



								Russell Mancuso
								Branch Chief

cc (via fax):  	David J. Adler, Esq.
Olshan Grundman Frome Rosenzweig & Wolosky LLP
212.451.2222

John C. Ferrara
Lynch Corporation
November 3, 2005
Page 1